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                                                          OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                            (Amendment No._________ )*


                            IXC Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock; $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  450713 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)

CUSIP NO.  450713 10 2             SCHEDULE 13G        PAGE   2   OF  11   PAGES
         ---------------------                              -----    -----

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Grumman Hill Investments, L.P.
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     6,636,990
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               6,636,990
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,636,990
          ---------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          21.6%
          ---------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON*

          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  450713 10 2             SCHEDULE 13G        PAGE   3   OF  11   PAGES
         ---------------------                              -----    -----

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Richard D. Irwin
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    2,103,860
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     6,636,990
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   2,103,860
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               6,636,990
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,740,850
          ---------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          28.4%
          ---------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  450713 10 2             SCHEDULE 13G        PAGE   4   OF  11   PAGES
         ---------------------                              -----    -----

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Grumman Hill Company, L.L.C.
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     6,636,990
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               6,636,990
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,636,990
          ---------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          21.6%
          ---------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON*

          00
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.

   (a)   NAME OF ISSUER

         IXC Communications, Inc.

   (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         5000 Plaza on the Lake, Suite 200
         Austin, Texas  78746-1050

ITEM 2.

   (a)   NAME OF PERSON FILING

         The persons filing this Schedule 13G are Grumman Hill Investments, L.P. ("GHI"), Grumman Hill Company, L.L.C. ("GHC") and Richard D. Irwin (collectively the "Filing Persons").

   (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE

         The address for each of the Filing Persons is:

         Grumman Hill Associates, Inc.
         191 Elm Street
         New Canaan, CT  06840

   (c)   CITIZENSHIP

         The responses of the Filing Persons to Item 4 of the cover pages to this Schedule 13G that relate to the citizenships of such Filing Persons are herein incorporated by reference.

   (d)   TITLE OF CLASS OF SECURITIES

         This filing is made in regard to the Common Stock, $.01 par value per share, of IXC Communications, Inc. (the "Common Stock").

   (e)   CUSIP NUMBER

         450713 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

   (a)   [ ]     Broker or Dealer registered under Section 15 of the Act

   (b)   [ ]     Bank as defined in section 3(a)(6) of the Act

   (c)   [ ]     Insurance Company as defined in section 3(a)(19) of the Act

   (d)   [ ]     Investment Company registered under section 8 of the
                 Investment Company Act

   (e)   [ ]     Investment Adviser registered under section 203 of the
                 Investment Advisers Act of 1940

   (f)   [ ]     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

   (g)   [ ]     Parent Holding Company, in accordance with Section
                 240.13d-1(b)(ii)(G) (Note: See Item 7)

   (h)   [ ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

   (a)   AMOUNT BENEFICIALLY OWNED

         The number of shares of Common Stock beneficially owned by GHI and GHC as of December 31, 1996 is 6,636,990 and the number of shares of Common Stock beneficially owned by Mr. Irwin as of December 31, 1996 is 8,740,850.

   (b)   PERCENT OF CLASS

         At December 31, 1996, the percentage of Common Stock beneficially owned by GHI and GHC is 21.6% and by Mr. Irwin is 28.4%.

   (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

         (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: Mr. Irwin has sole power to vote or to direct the vote of 2,103,860 shares of Common Stock.

         (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE: Mr. Irwin, GHI and GHC have shared power to vote or to direct the vote of 6,636,990 shares of Common Stock.

         (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: Mr. Irwin has sole power to dispose of or to direct the disposition of 2,103,860 shares of Common Stock.

         (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: Mr. Irwin, GHI and GHC have shared power to dispose of or direct the disposition of 6,636,990 shares of Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

   IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ]



ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 The Filing Persons have filed this Schedule 13G as a group pursuant to Rule 13d-1(f). The identity of each member of the group is stated in Exhibit 1 to this Schedule 13G.

                 The Filing Persons entered into a Joint Reporting Agreement dated February 11, 1997 (which is attached as Exhibit 2 to this Schedule 13G) (the "Joint Reporting Agreement"), pursuant to which they agreed to file one joint statement on behalf of all of them with respect to the subject matter of this
                 Schedule 13G.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                 Not applicable.

ITEM 10.         CERTIFICATION

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 12, 1997

                                       Grumman Hill Investments, L.P.
                                       a Delaware limited partnership

                                       By:  Grumman Hill Company, L.L.C.
                                            a Delaware limited liability company
                                            Its:  General Partner


                                            By: /s/ Richard D. Irwin
                                               -----------------------------
                                               Richard D. Irwin
                                               General Manager


                                       Grumman Hill Company, L.L.C.
                                       a Delaware limited liability company


                                            By: /s/ Richard D. Irwin
                                               -----------------------------
                                               Richard D. Irwin
                                               General Manager


                                           /s/ Richard D. Irwin
                                       --------------------------------------
                                               Richard D. Irwin

                                 EXHIBIT INDEX


                                                                                              Sequentially
         Exhibit                                                                              Numbered
         Number                                     Description                               Page
         -------                                    -----------                               ------------
           1              Identification of Members of the Group . . . . . . . . . . . . . . .      1


           2              Joint Reporting Agreement dated February 11, 1997. . . . . . . . . .      2





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